Exhibit (a)(5)(I)

News Release

ATS EXTENDS ITS ALL CASH PREMIUM TENDER OFFER FOR ENERGY PARTNERS UNTIL OCTOBER 20, 2006

•	ATS gives notice to EPL requesting record date for consent solicitation to replace existing EPL Board of Directors

Covington, Louisiana, September 28, 2006—ATS Inc., a subsidiary of Woodside Petroleum Ltd. (ASX: WPL), Australia’s largest publicly listed oil and gas company, has extended its all cash premium tender offer for the shares of Energy Partners, Ltd. (NYSE: EPL) and has also requested that the Board of Directors of EPL set a record date for ATS’s consent solicitation.

The ATS offer has been extended to 11:59 pm, New York City time on Friday October 20, 2006, unless further extended.

ATS is also pleased to announce the satisfaction of one of the conditions of its offer — the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

As of September 28, 2006, a number of other conditions to the ATS offer remain unsatisfied. In particular, the offer is conditional on EPL stockholders voting down EPL’s proposed merger with Stone Energy Corporation (NYSE: SGY). ATS’s extension of its offer recognizes that the necessary vote has not yet been held.

The ATS all cash offer of $23.00 per share, which is subject to an increase to $24.00 per share under certain circumstances, represents significant value to EPL stockholders. The ATS offer provides a 25% premium (30% under certain circumstances) to EPL stockholders over the stock’s closing price of $18.40 on August 25, 2006, the last trading day before the ATS offer was announced.

The ATS all cash offer will be increased to $24.00 per share if ATS is successful in a court action which seeks to invalidate two termination-related fees paid or payable by EPL in relation to its merger agreement with Stone Energy.

ATS has requested that EPL’s Board set a record date to determine the stockholders entitled to consent to the ATS consent solicitation to replace all of the existing members of the EPL Board of Directors. ATS has prepared a preliminary consent statement which it expects to file with the Securities and Exchange Commission (SEC) later today.

Once the statement has been declared effective by the SEC and the record date has occurred, ATS intends to solicit the consent of EPL stockholders to adopt the ATS proposals. The consent of a simple majority of the EPL stockholders is needed to replace all of the existing members of the EPL Board of Directors with the individuals who will be named in the consent statement.

ATS President Mark Chatterji said he regretted that the EPL Board of Directors has chosen to act in a manner which he believed was not in the best interests of its stockholders.

“The EPL Board of Directors is telling stockholders to dilute their ownership and incur potentially crippling levels of debt in order to pay a premium to Stone stockholders, a vulnerability that is magnified by the recent downturn in commodity prices,” Mr Chatterji said.

“ATS believes EPL stockholders should be free to choose whether to agree to this recommendation, or to instead accept the ATS premium all cash offer for their shares.

“Unfortunately, instead of allowing EPL stockholders to have a fair choice in the matter, the EPL Board of Directors has adopted a poison pill that effectively prevents EPL stockholders from realizing the benefits of the ATS offer.

“To ensure that EPL stockholders have the opportunity to enjoy the benefits of the ATS offer, we have assembled a team of highly experienced and respected oil and gas executives to replace the existing directors of EPL. As a result of previous actions by ATS, this new team can be voted into office with the written consent of a simple majority of the EPL stockholders, rather than the 85% that the EPL Board of Directors had originally attempted to stipulate.”

At the close of business on September 26, 2006, there had been 23,564 shares tendered.

The complete terms and conditions of the offer are set forth in the Offer to Purchase and related Letter of Transmittal, copies of which are available by contacting the Information Agent for the offer, Innisfree M&A Incorporated. Stockholders may call toll-free: (877) 456-3427; banks and brokers may call collect: (212) 750-5833.

Media Contact: Roger Martin
Telephone: 011 61 8 9348 4591

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC: ATS has filed a preliminary proxy statement with the SEC relating to a solicitation of proxies from the stockholders of Energy Partners, Ltd. in connection with its proposed special meeting of stockholders and will file a definitive proxy statement with the SEC. ATS and Woodside Finance Limited will also file a preliminary consent statement with the SEC relating to a consent solicitation to remove each of the members of Energy Partners, Ltd.’s board of directors and to elect nominees of ATS to the Energy Partners, Ltd. board of directors. The definitive proxy statement and definitive consent statement will each be mailed to the stockholders of Energy Partners, Ltd. EPL STOCKHOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT, THE DEFINITIVE CONSENT STATEMENT AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the preliminary proxy statement, and when available, the definitive proxy statement, the preliminary consent statement and the definitive consent statement and other relevant documents filed by ATS at the SEC’s web site at http://www.sec.gov. The definitive proxy statement and definitive consent statement (each when available) and such other documents may also be obtained for free from ATS by directing such requests to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, stockholders call toll-free at (877) 456-3427 (banks and brokers call collect at (212) 750-5833).

ATS, Woodside Finance Limited, Woodside Petroleum Ltd and their respective directors and executive officers, ATS’s director nominees and other persons may be deemed to be participants in the solicitation of proxies and consents from stockholders of Energy Partners, Ltd. in respect of the proposed transaction. The identity of and information regarding persons who, under the SEC rules, may be considered “participants in the solicitation” of proxies and/or consents from EPL stockholders for use at EPL’s special meeting or otherwise are contained in the preliminary proxy statement filed with the SEC by ATS or in the preliminary consent statement to be filed with the SEC by ATS and Woodside Finance Limited and will be contained in the preliminary consent statement when filed with the SEC.

This press release is for informational purposes only and does not constitute an offer or invitation to purchase nor a solicitation of an offer to sell any securities of EPL. ATS Inc. and Woodside Finance Limited have previously filed a Schedule TO with the SEC containing an offer to purchase all of the outstanding shares of common stock of EPL for $23 per share. The tender offer is being made solely by means of the offer to purchase and the exhibits filed with respect thereto (including the related letter of transmittal), which contains the full terms and conditions of the tender offer. Investors and security holders are urged to read the offer to purchase and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the offer to purchase and other relevant documents (including the exhibits to the offer to purchase) at the SEC’s Web Site at the address provided above. The offer to purchase and such other documents may also be obtained free of charge from ATS by directing such request to Innisfree M&A Incorporated at the address provided above.